May 31, 2007

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549 - 7010


Dear Mr. Hiller:

Re: ARC Energy Trust ("the Trust") Form 40-F for Fiscal Year Ended December 31, 2006 ("40-F")

The following is our response to your letter dated May 1, 2007 regarding the filing of ARC Energy Trust's Form 40-F for the Fiscal Year Ended December 31, 2006.

You have noted that we discuss several non-GAAP measures in our MD&A and note 17 of our financial statements. While we agree that our MD&A incorporates non-GAAP measures, we are of the view that there are no non-GAAP measures in our financial statements for the following reasons:

Income trusts are structured in a manner which requires that they pay distributions to unitholders. The Trust declares a cash distribution amount every month which is equal to a set amount per unit outstanding as of a record date for such distribution. Throughout 2006, the Trust declared monthly cash distributions of $0.20 per unit outstanding per month. These distributions are considered to be a charge against retained earnings and therefore the accumulated distributions are charged against accumulated earnings. The cash distribution amount is considered to be the equivalent of a dividend paid by a corporation and therefore, follows the same rules. In accordance with CICA handbook Section 1540.35, dividends, and therefore distributions, charged to retained earnings should be presented in the statement of cash flows separately as a cash out-flow from financing activities.

The distributions made by the Trust are considered to be "cash distributions" because the Trust has an obligation to pay the full amount in cash, however, unitholders may choose to participate in the distribution re-investment program ("DRIP"), whereby the cash amount of their distributions is used to purchase additional units of the Trust. Participation in this program is solely at the discretion of the unitholder and they are able to terminate their participation in the DRIP at any time. Although the Trust cannot elect to settle the cash distribution liability with units, we are permitted to discontinue the DRIP at any time which would then require that the full amount of cash distributions be settled in cash.

Note 17 to the consolidated financial statements for the years ended December 31, 2006 and 2005 is intended to provide readers with a reconciliation of cash flows from operating activities to the cash distribution amount. The reconciliation illustrates that certain amounts are deducted from "Cash flow", the non-gaap measure as defined in the MD&A, in order to reconcile the amount paid out to unitholders in the form of cash distributions. The use of "Cash flow from operating activities after the above adjustments" is not intended to present a non-GAAP measure but is intended as an element of the reconciliation to illustrate our calculation of distributions to unitholders.

Section 1540.55 of the CICA handbook indicates that when an enterprise makes a cash distribution on a financial instrument classified as equity, and the distribution is determined in accordance with a contractual agreement or relevant constating documents (for example, a distribution clause in an income trust or real estate trust deed or declaration), the enterprise is required to disclose:

(a) the terms and conditions that apply to the determination of the cash distribution;

(b)  the total cash distribution; and

(c)  the extent to which the distribution is non-discretionary.

We believe that the contents of note 17 are required in order to comply with CICA handbook section 1540.55.

Cash distributions per unit - Section 1540.53 of the CICA handbook states that an enterprise may disclose per unit amounts payable to owners, for example cash distributions paid to income trust unitholders. Note 17 of our financial statements disclose the cash distribution per unit in accordance with CICA handbook section 1540.53.

Non-GAAP measures that we refer to throughout the MD&A are limited to those items noted in the section entitled Non-GAAP Measures at the forefront of our MD&A. Specifically, for the non-GAAP measure "Cash Flow from Operations" we have clearly reconciled this amount to the closest GAAP measure which is "Cash Flow from Operating Activities" within the Non-GAAP Measures section.

CSA Staff Notice 52-306 - Non GAAP Financial Measures ("CSA 52-306") requires that the Trust must state explicitly that the non-GAAP financial measure does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We have quoted this specifically at the forefront of our MD&A in the section entitled Non-GAAP Measures.

CSA 52-306 requires that the Trust present with equal or greater prominence than the non-GAAP measure the most directly comparable measure calculated in accordance with GAAP. We feel that we have addressed this point by reconciling "Cash flow from operations" to the GAAP measure "Cash flow from operating activities" in the first section of our MD&A entitled Non-GAAP Measures. "Cash flow from operations" is used more prominently than the GAAP measure of "Cash flow from Operating Activities" throughout the remainder of the MD&A as it is believed to be a more indicative measure of the cash flow generated from operations in a given period. Further, we feel that reclamation expenditures and working capital adjustments are somewhat discretionary and therefore cash flow before these two adjustments is more indicative of the recurring cash flow generated from operations.

CSA 52-306 requires the Trust to explain why the non-GAAP financial measure provides useful information to investors and how management uses the non-GAAP financial measure. We have specifically noted in the MD&A section entitled Non-GAAP Measures that cash flow from operations is used by management to analyze operating performance and leverage.

CSA 52-306 requires the Trust to provide a clear quantitative reconciliation from the non-GAAP measure to the most directly comparable measure calculated in accordance with GAAP, referencing to the reconciliation when the non-GAAP financial measure first appears in the disclosure document. We note that we have provided a reconciliation of "Cash Flow from Operations" to "Cash Flow from Operating Activities" at the forefront of our MD&A in the section entitled Non-GAAP Measures.

CSA 52-306 requires the Trust to provide an explanation for any changes in the composition of the non-GAAP financial measure when compared to previously disclosed measures. We note that there has been no changes to our calculation of "Cash Flow from Operations" and therefore no explanation would be required.


In closing, we feel that our disclosure and labeling of terms is sufficiently descriptive regarding the use of Non-GAAP measures and therefore do not propose to revise the disclosure in our 40-F filing for the year ended December 31, 2006. While we feel that our 2006 40-F is not misleading, we are considering, based on your comments, adding some additional information to our future 40-F filings to provide further clarification to our readers. In particular, we will revise the label of "cash distributions" to be "distributions" in our future 40-F filings. This amount still includes the cash amount paid to the unitholders as well as the DRIP amount. In addition, we would consider adding additional discussion to the non-GAAP measure section to further define the reasons that management uses cash flow from operations in order to measure results.

Should you have further questions or comments please feel free to contact me directly.


On behalf of the Trust, I hereby acknowledge that:

1. the Trust is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2006 (the "FILING");

2. comments by the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,
ARC Resources Ltd.


/s/ Steven W. Sinclair

Steven W. Sinclair, CA
Senior Vice-President, Finance & CFO

CC:  Deloitte & Touche / Burnett, Duckworth & Palmer LLP

July 5, 2007



Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549 - 7010

Dear Mr. Hiller:

RE: ARC ENERGY TRUST ("THE TRUST") FORM 40-F FOR FISCAL YEAR ENDED - DECEMBER 31, 2006 ("40-F")

The following is our response resulting from the telephone conversation between yourself and Steve Sinclair / Niki Anderson in regards to your letter dated May 1, 2007 regarding the filing of ARC Energy Trust's Form 40-F for the Fiscal Year Ended December 31, 2006. This letter should be read in conjunction with our initial response letter dated May 31, 2007.

   1.  LABELING OF THE NON-GAAP MEASURES

You have indicated that our Non-GAAP measure "Cash flow from Operations" or "cash flow" labeling may be misleading to users of our financial information due to the fact that it is too similar to the GAAP measure of "Cash flow from Operating Activities".

We have concluded that new labeling of Non-GAAP measures and appropriate cross referencing to the explanatory notes relating to the Non-GAAP measures would be helpful to a reader and provide more clarity to our disclosure.

However, we respectfully point out that "Cash flow from Operations" and "cash flow" are industry terms widely used by many of ARC's peers in the exploration and production industry. This exact terminology is used by both oil and gas trusts as well as several exploration and production companies who are all SEC registrants. We reviewed the financial disclosures of a number of SEC registered issuers and note the use of "Non-GAAP measures" in similar circumstances to our filings.

Furthermore most Canadian analysts following the trust sector performance use the Non-GAAP measure of "Cash flow from Operations" as one of the key metrics used to benchmark participants in the trust sector. Management analyzes the business in the same manner as the analysts as we feel that it is a more meaningful measure of the true cash generated in a period from active operations and therefore have concluded that it is material and relevant to discuss Cash flow from Operations throughout the MD&A.

For future filings, we would propose changing our Non-GAAP measure label to be consistently referred to as "Cash Flow" with initial capitalization which is distinct from the GAAP measure of "Cash Flow from Operating Activities". This metric will be calculated in the same manner as our previous Non-GAAP measure of Cash flow from Operations or cash flow. We feel that this re-labeling will clearly differentiate the GAAP and Non-GAAP cash flow for our readers.

You have also indicated that cash distributions, accumulated cash distributions, cash distributions per unit and accumulated cash distributions per unit are Non-GAAP measures as they include both cash and non-cash components. As discussed in our response dated May 31, 2007, we will re-label these terms to "Distributions", "Accumulated Distributions", "Distributions per unit" and "Accumulated Distributions per unit", respectively, in future filings.

   2.  PROMINENCE OF GAAP VS. NON-GAAP METRICS

You have indicated that we should be referencing the GAAP measure of Cash flow from Operating Activities every time that we make reference to our Non-GAAP measure of Cash flow from Operations or cash flow throughout all documents.

Our Non-GAAP Measures section in future filings will provide a detailed reconciliation of the GAAP and Non-GAAP measures along with an explanation of why management feels that the Non-GAAP measure is a more relevant measure and will refer specifically to the nature of the cross references within the MD&A wherein the Non-GAAP measures are discussed.

Currently, ARC has a Non-GAAP Measures section at the forefront of the MD&A document. The positioning of this section is to ensure that readers are immediately aware that any reference to Cash flow from Operations (or "Cash Flow" in future filings) is a Non-GAAP measure and is used throughout the document. In order to further enhance the equal prominence of the GAAP and Non-GAAP measure we would propose that in future filings we will refer the reader back to the Non-GAAP measure section of the MD&A in each section where we discuss or use Non-GAAP measures such as Cash flow from Operations or cash flow.

We propose two alternative cross-references for reference to the Non-GAAP Measures section in future filings dependent upon the circumstances:

(1) In cases where the subject matter of the text in the MD&A relates directly to the Non-GAAP measure, the following sentence will be included at the end of the relevant section of the MD&A:

     "PLEASE REFER TO "NON-GAAP MEASURES" WHICH OCCURS AS THE FIRST HEADING IN THIS MD&A FOR A RECONCILIATION OF ADJUSTED CASH FLOW TO CASH FLOW FROM OPERATING ACTIVITIES AS PRESCRIBED BY GAAP."

(2) In the cases where the reference to the Non-GAAP Measure is more incidental to the subject matter of the text we propose adding a cross reference immediately following the Non-GAAP Measure as follows:

     (SEE "NON-GAAP MEASURES")

We will follow similar principles in relation to the use of such Non-GAAP measures in future filings of our AIF.

In some cases, we intend to eliminate the reference to the Non-GAAP measure in future filings of the MD&A and AIF where the reference in the text to the Non-GAAP measure is more generic and, in our view, unnecessary.

    3. RE-FILING OF ARC ENERGY TRUST'S 2006 ANNUAL REPORT ON FORM 40-F

You have requested that we re-file our 2006 Form 40-F document to include cautionary language to identify the use of Non-GAAP measures throughout the 40-F document. We will re-file the 2006 Form 40-F document with the inclusion of cautionary language to address the use of Non-GAAP measures throughout the document. Following is the proposed cautionary language that we intend to include in our 2006 Form 40-F re-filing to address the above noted issues.

The following information to the end of page 8 will appear on page 3 of the 40-F document immediately following the section header labeled "Principal Documents".

     INTERPRETIVE  NOTE TO READERS  IN  RELATION  TO  PRINCIPAL  DOCUMENTS
     The following note to readers has been included in this Form 40-F to provide a prominent reference to and identify the use of certain financial measures which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (referred to as "Non-GAAP Measures") and which occur in the Principal Documents which have been filed as part of this Annual Report on Form 40-F, and more particularly in the Annual Information Form, see Exhibit 99.1 of this Annual Report on Form 40-F, the Audited Annual Financial Statements, see Exhibit 99.2 of this Annual Report on Form 40-F, and Management's Discussion and Analysis and Results of Operations, see Exhibit 99.3 of this Annual Report on Form 40-F. In the case of the Audited Annual Financial Statements, we have set forth below a specific reference to the location of certain Non-GAAP Measures, along with a brief explanation of the use of such Non-GAAP Measures and reference to the closest GAAP measure. In the case of the Management's Discussion and Analysis and Results of Operations and the Annual Information Form, we have included in chart form the specific location of each Non-GAAP Measure, along with the specific Non-GAAP Measures included in the section.

     THIS NOTE IS INTENDED TO BRING THE READERS' ATTENTION TO THE USE OF NON-GAAP MEASURES AND IN ORDER TO PROVIDE BETTER CLARITY. READERS ARE SPECIFICALLY REQUESTED TO REVIEW THE INFORMATION CAREFULLY.

     AUDITED ANNUAL FINANCIAL STATEMENTS

     Note 17 of the Audited Annual Financial Statements (Exhibit 99.2) refers to a reconciliation of cash flow and distributions and may constitute a Non-GAAP Measure because of the inclusion in cash distributions of non-cash amounts. The non-cash amounts occur because of concurrent re-investments of cash distributed to unitholders pursuant to the Distribution Reinvestment Program, under which unitholders have the right to acquire additional Trust Units on a monthly basis with cash distributions. In particular reference is made to "cash distributions", "accumulated cash distributions, beginning of year", "accumulated cash distributions, end of year", "cash distributions per unit", "accumulated cash distributions per unit, beginning of year", and "accumulated cash distributions per unit, end of year", all of which may be considered to be Non-GAAP Measures because of the inclusion of non-cash amounts of $94.6 million for the year ending December 31, 2006 and of $58.3 million for the year ended December 31, 2005. Reference is made to "Consolidated Statement of Cash flows" in the Annual Audited Financial Statements for additional information as to cash distributions.

     MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS ("MD&A") & ANNUAL INFORMATION FORM ("AIF")

     The references in the following chart to HEADINGS refer to the paragraph headings in the MD&A (Exhibit 99.3) and AIF (Exhibit 99.1) and follow the same order of presentation as in the MD&A and AIF and the SPECIFIC REFERENCES identify the nature of the "Non-GAAP Measures" within such paragraphs.

     READERS SHOULD REFER TO NON-GAAP MEASURES IN THE MD&A AND SPECIAL NOTES TO READER - DESCRIPTION OF CASH FLOW IN THE AIF FOR A RECONCILIATION OF NON-GAAP MEASURES SUCH AS "CASH FLOW", "CASH FLOW FROM OPERATIONS", "CASH FLOW PER UNIT" AND "CASH FLOW FROM OPERATIONS PER UNIT" IDENTIFIED IN THE CHART BELOW UNDER THE HEADING SPECIFIC REFERENCES TO "CASH FLOW FROM OPERATING ACTIVITIES" AS PRESCRIBED BY GAAP. READERS SHOULD ALSO NOTE THAT THESE NON-GAAP MEASURES DO NOT REFLECT ALL OPERATING CASH ACTIVITY FOR THE PERIODS DESCRIBED.

     READERS  SHOULD  REFER TO THE  ABOVE  SECTION  "AUDITED  ANNUAL  FINANCIAL
     STATEMENTS" FOR FURTHER INFORMATION ON ALL REFERENCES TO "CASH DISTRIBUTIONS", "CASH DISTRIBUTIONS PER UNIT", "ACCUMULATED CASH DISTRIBUTIONS", AND "ACCUMULATED CASH DISTRIBUTIONS PER UNIT" IN THE MD&A AND AIF IDENTIFIED IN THE CHART BELOW UNDER THE HEADING SPECIFIC REFERENCES FOR AN

     EXPLANATION OF HOW THESE ITEMS MAY CONSTITUTE NON-GAAP MEASURES BECAUSE OF THE INCLUSION OF NON-CASH AMOUNTS.

        -------------------------------------------- ----------------------------------------------------------------
        MANAGEMENT'S DISCUSSION AND ANALYSIS AND
        RESULTS OF OPERATIONS
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        HEADING                                                            SPECIFIC REFERENCES
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        NON-GAAP MEASURES                            All of this information comprises an interpretive note designed to assist the reader in reconciling the use of certain Non-GAAP
                                                     Measures,  including  particularly "Cash flow", "Cash flow from operations"  and "Cash flow from  operations per unit",  to the
                                                     GAAP  measures and more  particular  "Cash flow from  operating activities"  which is a GAAP  term  found  on the  Consolidated
                                                     Statement  of  Cash  flows  in  the  Annual  Audited  Financial
                                                     Statements.
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        FOURTH QUARTER FINANCIAL AND OPERATIONAL     Reference is made to "Cash flow"
        RESULTS
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference  is  made  to  "Cash  flow  from  operations"  and  a reference to "Capital funded with Cash flow (per cent)" in this table
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "Cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        2006 ANNUAL FINANCIAL AND OPERATIONAL        Reference is made to "Cash flow from operations" and "Cash from
        RESULTS                                      operations per unit"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference  is made to "Payout  ratio per unit" and note thereto reading "Based on cash distributions  divided by Cash flow from operations"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        CASH FLOW FROM OPERATIONS                    Reference  is  made  to  "Cash  flow",   and  "Cash  flow  from
                                                     operations" in the text and "Cash flow from  Operations" in the table
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK MANAGEMENT AND HEDGING ACTIVITIES       Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        WHOLE TRUST UNIT INCENTIVE PLAN ("WHOLE      Reference is made to "Cash flow from operations" in Note (3) of
        UNIT PLAN")                                  the table  titled  "Value of Whole Unit Plan as at December 31,
                                                     2006"
        -------------------------------------------- ----------------------------------------------------------------

                                                                                                                   5

        -------------------------------------------- ----------------------------------------------------------------
        FOREIGN EXCHANGE GAINS AND LOSSES            Reference is made to "Cash flow" in the opening paragraph.
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        CAPITAL EXPENDITURES AND NET ACQUISITIONS    Reference  is  made  to  "Cash  flow  from  operations"  in the paragraph following the sub-heading "Capital  Expenditures" and to "Cash  flow" in the table  titled  "Sourcing  of  Funding of
                                                     Capital Expenditures and Net Acquisitions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        CAPITALIZATION, FINANCIAL AND RESOURCES      Reference  is made to "Net  debt to Cash  flow"  and the  table
        AND LIQUIDITY                                titled "Capital  Structure and Liquidity" and other  references to "Cash flow from operations" and "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        CASH DISTRIBUTIONS                           Reference is made to "cash distributions" and "cash
                                                     distributions per unit"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "Cash flow" and "Cash flow from operations"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        DEFICIT                                      Reference is made to "cash distributions" and "accumulated cash distributions"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        CONTRACTUAL OBLIGATIONS AND COMMITMENTS      References to "Cash flow" and "Cash flow from operations"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        OBJECTIVES AND 2007 OUTLOOK                  Reference is made to "cash distributions" and "cash
                                                     distributions per unit"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "Cash flow" and "Cash flow from operations"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        2007 CASH FLOW SENSITIVITY                   Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        ASSESSMENT OF BUSINESS RISKS                 Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------


        -------------------------------------------- ----------------------------------------------------------------
        ANNUAL HISTORICAL REVIEW                     Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

                                                                                                                   6

        -------------------------------------------- ----------------------------------------------------------------
        QUARTERLY HISTORICAL REVIEW                  Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        ANNUAL INFORMATION FORM
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        HEADING                                      SPECIFIC REFERENCE
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        SPECIAL NOTES TO READER - DESCRIPTION OF     All of this information comprises an interpretive note designed
        CASH FLOW                                    to assist the reader in reconciling the use of certain Non-GAAP
                                                     Measures,  including  particularly "Cash flow", "Cash flow from operations"  and "Cash flow from  operations per unit",  to the
                                                     GAAP  measures and more  particular  "Cash flow from  operating activities"  which is a GAAP  term  found  on the  Consolidated
                                                     Statement  of  Cash  flows  in  the  Annual  Audited  Financial
                                                     Statements.
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        OUR BUSINESS - OVERVIEW                      Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        OUR BUSINESS - PROPOSED FEDERAL TAX CHANGES  Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        OUR BUSINESS - OUR ORGANIZATIONAL STRUCTURE  Reference is made to "Cash flows"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        OUR BUSINESS - CASH DISTRIBUTIONS AND        Reference is made to "cash distributions"
        DISTRIBUTION POLICY
        -------------------------------------------- ----------------------------------------------------------------
                                                     Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        STATEMENT OF RESERVES DATA AND OTHER OIL     Reference is made to "Cash flow"
        AND GAS INFORMATION - DEFINITIONS AND
        NOTES TO RESERVE DATA TABLES, NOTE 7 -
        FUTURE DEVELOPMENT COSTS
        -------------------------------------------- ----------------------------------------------------------------

                                                                                                                   7

        -------------------------------------------- ----------------------------------------------------------------
        STATEMENT OF RESERVES DATA AND OTHER OIL     Reference is made to "Cash flow"
        AND GAS INFORMATION - ADDITIONAL
        INFORMATION CONCERNING ABANDONMENT AND
        RECLAMATION COSTS
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        SHARE CAPITAL OF ARC RESOURCES -             Reference is made to "cash distributions"
        EXCHANGEABLE SHARES
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        OUR INFORMATION - TRUSTEE                    Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        OUR INFORMATION - DISTRIBUTION               Reference is made to "cash distributions"
        REINVESTMENT AND OPTIONAL TRUST UNIT
        PURCHASE PLAN)
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        DISTRIBUTIONS TO UNITHOLDERS                 Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS - PROPOSED FEDERAL TAX CHANGES  Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS - RESERVE ESTIMATES             Reference is made to "Cash flows"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS - PURCHASE OF PROPERTIES        Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS -MAINTENANCE OF DISTRIBUTIONS   Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS - ADDITIONAL FINANCING          Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS - DELAY IN CASH DISTRIBUTIONS   Reference is made to "cash distributions" in heading
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS - DEPLETION OF RESERVES         Reference is made to "Cash flow"
        -------------------------------------------- ----------------------------------------------------------------

        -------------------------------------------- ----------------------------------------------------------------
        RISK FACTORS - RETURN OF CAPITAL             Reference is made to "cash distributions"
        -------------------------------------------- ----------------------------------------------------------------

                                                                                                                   8

Should you have further questions or comments please feel free to contact me directly at (403) 503-8770.


On behalf of the Trust, I hereby acknowledge that:

1. the Trust is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2006 (the "FILING");

2. comments by the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,

ARC RESOURCES LTD.


/s/ Steven W. Sinclair

Steven W. Sinclair, CA
Senior Vice-President, Finance & CFO

CC:  DELOITTE & TOUCHE / BURNET, DUCKWORTH & PALMER LLP



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